# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oncology Institute, Inc., CIK 0001799191
CUSIP: 23343Q100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Date of event which requires filing of this statement: 09/04/2025
Filed by CIK 0001718621
Persons authorized to receive notices and communications: Gabriel Ling, c/o M33 Growth I LP, 888 Boylston Street, Suite 500, Boston, Massachusetts (MA), 02199, 6178770046

## Reporting persons
- M33 Growth I LP (CIK 0001718621): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,290,838; sole dispositive power 0; shared dispositive power 9,290,838; aggregate amount beneficially owned 9,290,838 (9.79% of the class)
  Comment: (1) This Schedule 13D is filed by M33 Growth I LP ("M33 LP"), M33 Growth I GP LLC ("M33 LLC") and TOI M, LLC ("TOI M" and, with M33 LP, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. (2) Consists of (i) 7,932,389 shares held by M33 LP and (ii) 1,358,449 shares issuable upon exercise of warrants to purchase shares of Common Stock for an exercise price of $1.1980 per share ("Warrants") held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP. (3) This percentage is calculated based upon 93,504,767 shares of the Issuer's (as defined herein) common stock outstanding as of August 5, 2025, as disclosed in the Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2025 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 13, 2025 and the 1,358,449 shares issuable upon exercise of the Warrants.
- M33 Growth I GP LLC (CIK 0001894303): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,290,838; sole dispositive power 0; shared dispositive power 9,290,838; aggregate amount beneficially owned 9,290,838 (9.79% of the class)
  Comment: (1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. (2) Consists of (i) 7,932,389 shares held by M33 LP and (ii) 1,358,449 shares issuable upon exercise of Warrants held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP. (3) This percentage is calculated based upon 93,504,767 shares of the Issuer's (as defined herein) common stock outstanding as of August 5, 2025, as disclosed in the Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2025 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 13, 2025 and the 1,358,449 shares issuable upon exercise of the Warrants.
- TOI M, LLC (CIK 0001892968): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 590,892; shared voting power 0; sole dispositive power 590,892; shared dispositive power 0; aggregate amount beneficially owned 590,892 (0.63% of the class)
  Comment: (1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. (2) This percentage is calculated based upon 93,504,767 shares of the Issuer's (as defined herein) common stock outstanding as of August 5, 2025, as disclosed in the Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2025 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Oncology Institute, Inc.
Address of issuer's principal executive offices: 18000 Studebaker Road, Suite 800, Cerritos, California (CA), 90703
Comment: This Amendment No. 4 (the "Amendment") to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 22, 2021, as amended by Amendment No. 1 filed with the SEC on July 12, 2022, Amendment No. 2 filed with the SEC on September 26, 2022, and Amendment No. 3 filed with the SEC on March 28, 2025 (as amended, the "Schedule 13D"), on behalf of M33 Growth I LP ("M33 LP"), M33 Growth I GP LLC ("M33 LLC") and TOI M, LLC ("TOI M" and, together with M33 LP and M33 LLC, collectively, the "Reporting Persons"), relates to the common stock, $0.001 par value ("Common Stock"), of The Oncology Institute, Inc., a Delaware corporation (the "Issuer" or "TOI"). The Items below amend and supplement the information disclosed under the corresponding Items of Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 4, 2025, M33 sold 6,018,168 shares of Common Stock and TOI M sold 681,832 shares of Common Stock, in each case at a sale price of $3.09 per share (the "Sale Price"), in a transaction registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement filed by the Issuer on Form S-3 (such transaction, the "Block Trade").

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby supplemented as follows: The information set forth in Item 3 of this Statement, as amended therein, is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated as follows: (a) and (b) See Items 7-11 of the cover pages of this Statement, as amended, and Item 3 of the Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Transactions in the class effected during the past sixty days: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented as follows: The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Block Trade, M33 LP entered into a Lock-Up Agreement (the Lock-Up Agreement") with B. Riley Securities, Inc. ("B. Riley") pursuant to which M33 LP agreed not to sell or otherwise transfer any shares of Common Stock or securities convertible or exercisable for shares of Common Stock, subject to customary exceptions, for a 180 day period beginning on September 4, 2025 and ending on March 3, 2026 (the "Lock-Up Period"). The Lock-Up Period is subject to early termination if the closing price of the Common Stock exceeds 140% of the Sale Price for four out of five consecutive trading days. The foregoing description is qualified in its entirety by reference to the Lock-Up Agreement filed as Exhibit 1 to this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented as follows:

Lock-Up Agreement, dated August 21, 2025, by and between M33 Growth I LP and B. Riley Securities, Inc.

## Signatures
- M33 Growth I LP: /s/ Gabriel Ling, Gabriel Ling / Managing Member (09/05/2025)
- M33 Growth I GP LLC: /s/ Gabriel Ling, Gabriel Ling / Managing Member (09/05/2025)
- TOI M, LLC: /s/ Gabriel Ling, Gabriel Ling / Managing Member (09/05/2025)